SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 3 2008
DIVISION OF MARKET REGULATION

08032171

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- B-0241100

8-40905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. State Street, 16th Floor
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Brian Pollard, President & Managing Director — (614) 224-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

65 E. State Street, Suite 600	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, T. Brian Pollard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lancaster Pollard & Co., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Managing Director

Title

Notary Public

NOTARIAL SEAL
STATE OF OHIO

SARAH JOHNSON
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
May 13, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lancaster Pollard & Company

Contents

Report Letter	1
Financial Statements	
Balance Sheet	2
Statement of Operations	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Additional Information	9
Independent Auditor's Report on Additional Information Required by Rule 17a-5 of the Securities and Exchange Commission	10
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Claim for Exemption Under Rule 15c3-3 of the Securities and Exchange Commission	12
Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission	13-14

Lancaster Pollard & Company

(a wholly owned subsidiary of Lancaster Pollard Holdings, Inc.)

Financial Report
with Additional Information
December 31, 2007

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report

To the Board of Directors
Lancaster Pollard & Company

We have audited the accompanying balance sheet of Lancaster Pollard & Company as of December 31, 2007 and 2006 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Company at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

February 15, 2008

Lancaster Pollard & Company

Balance Sheet

		December 31, 2007		December 31, 2006
Assets				
Cash	$	3,447,837	$	2,665,823
Accounts receivable		180,694		77,794
Due from related parties		36,951		58,672
Investments		191,380		402,849
Property and equipment		347,278		353,607
Prepaid expenses		30,186		23,197
Total assets	**$**	**4,234,326**	**$**	**3,581,942**
Liabilities and Stockholder's Equity				
Liabilities				
Deferred revenue	$	463,305	$	72,660
Accounts payable		169,126		64,904
Customer deposits and advances		147,544		165,000
Accrued liabilities and other:				
Accrued compensation		684,854		537,221
Accrued rent		212,041		238,273
Other accrued liabilities		22,300		22,587
Total liabilities		1,699,170		1,100,645
Stockholder's Equity		2,535,156		2,481,297
Total liabilities and stockholder's equity	**$**	**4,234,326**	**$**	**3,581,942**

See Notes to Financial Statements.

Lancaster Pollard & Company

Statement of Operations

	Year Ended December 31, 2007	Year Ended December 31, 2006
Revenue		
Financial advisory	$ 2,196,817	$ 2,109,635
Trading commissions	1,133,835	1,143,607
Remarketing fees	1,178,532	1,223,577
Underwriting fees	3,241,631	2,503,600
Management fees	768,931	563,850
Interest income	136,446	85,545
Other	159,391	309,082
Total revenue	8,815,583	7,938,896
Expenses		
Employee compensation and benefits	4,531,455	4,004,462
Occupancy expense	422,969	391,221
Professional fees	25,784	50,064
Advertising	348,055	201,519
Supplies and office expense	98,781	170,372
Underwriting and processing expenses	66,646	52,312
Taxes, dues, and licenses	20,547	79,500
Travel and entertainment	356,020	281,625
Other	91,467	102,543
Total expenses	5,961,724	5,333,618
Net Income	**$ 2,853,859**	**$ 2,605,278**

See Notes to Financial Statements.

Statement of Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2006	$ 500	$ 39,500	$ 4,071,471	$ 4,111,471
Net income	-	-	2,605,278	2,605,278
Distributions	-	-	(4,235,452)	(4,235,452)
Balance - December 31, 2006	500	39,500	2,441,297	2,481,297
Net income	-	-	2,853,859	2,853,859
Distributions	-	-	(2,800,000)	(2,800,000)
Balance - December 31, 2007	**$ 500**	**$ 39,500**	**$ 2,495,156**	**$ 2,535,156**

Lancaster Pollard & Company

Statement of Cash Flows

	Year Ended December 31, 2007	Year Ended December 31, 2006
Cash Flows from Operating Activities		
Net income	$ 2,853,859	$ 2,605,278
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	85,822	65,285
Changes in operating assets and liabilities which provided (used) cash:		
Accounts receivable and due from related parties	(102,900)	27,526
Prepaid expenses	(6,989)	(19,869)
Accounts payable	104,222	(10,501)
Accrued compensation	147,633	300,270
Deferred revenue	390,645	(107,466)
Customer deposits and advances	(17,456)	25,000
Other accrued liabilities	(287)	(4,035)
Accrued rent	(26,232)	(24,046)
Net cash provided by operating activities	3,428,317	2,857,442
Cash Flows from Investing Activities		
Net increase in mutual funds	(8,531)	(18,837)
Purchase of property and equipment	(79,493)	(214,330)
Purchase of revenue bonds	-	(140,000)
Proceeds from revenue bonds	220,000	85,000
Due from related parties	21,721	(50,116)
Net cash provided by (used in) investing activities	153,697	(338,283)
Cash Flows from Financing Activities - Distributions paid	(2,800,000)	(4,235,452)
Net Increase (Decrease) in Cash	782,014	(1,716,293)
Cash - Beginning of year	2,665,823	4,382,116
Cash - End of year	**$ 3,447,837**	**$ 2,665,823**

See Notes to Financial Statements.

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Operations - Lancaster Pollard & Company (the "Company") is a wholly owned subsidiary of Lancaster Pollard Holdings, Inc. Upon formation of Lancaster Pollard Holdings, Inc. in 2006, the former stockholders of the Company exchanged their Lancaster Pollard & Company stock for Lancaster Pollard Holdings, Inc. stock. The formation of Lancaster Pollard Holdings, Inc. did not impact the operations or financial statements of the Company.

The Company is engaged predominantly in the underwriting of taxable and tax-exempt securities, primarily to the healthcare and senior-living industries. The Company was incorporated in Ohio in 1988 and conducts operations principally in Columbus, Ohio. In addition to Columbus, the Company has offices in Atlanta, Austin, Denver, and Kansas City.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable - Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period the determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2007 or 2006.

Investments - The Company has marketable securities which are classified as available-for-sale investments. Book value of the marketable securities approximates market value. Investments consist of mutual funds totaling $146,380 and $137,849 and revenue bonds totaling $45,000 and $265,000 at December 31, 2007 and 2006, respectively. The revenue bonds outstanding at December 31, 2007 mature in 2008.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed by the straight-line method based on estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major additions are capitalized.

Recognition of Revenue - Revenue from underwriting and trading commissions is recognized on the bond or note closing date. Revenue from financial advisory services, remarketing fees, and management fees is billed on a quarterly or an annual basis and is recognized in the period in which the services are provided.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Advertising - The Company expenses advertising costs as incurred. Development costs are charged to expense the first time an advertisement runs.

Income Taxes - The Company, under the Internal Revenue Code, has elected to be treated as an S Corporation for income tax purposes. Under this election, the stockholders report taxable income and pay any federal income tax personally. Accordingly, no provision for federal income taxes has been recorded by the Company. The Company is registered in Ohio as a Dealer of Intangibles. As such, Ohio taxes are equity-based and the Company is not subject to local income taxes in the municipalities in which it operates.

Note 2 - Property and Equipment

Major classes of property and equipment are as follows:

	2007	2006	Depreciable Life - Years
Computer equipment and software	$ 354,497	$ 280,923	3-5
Furniture, fixtures, and equipment	361,035	355,116	5-10
Total cost	715,532	636,039	
Accumulated depreciation	(368,254)	(282,432)	
Net property and equipment	$ 347,278	$ 353,607	

Depreciation expense was $85,822 for 2007 and $65,285 for 2006.

Note 3 - Common Stock

At December 31, 2007 and 2006, the Company had authorized the issuance of 750 shares of no par common stock with a stated value of $5 per share. At December 31, 2007 and 2006, 100 shares were issued and outstanding.

Note 4 - Operating Leases

The Company leases office facilities and vehicles under operating lease agreements expiring at various dates through December 2015. Lease expense pursuant to these agreements for 2007 and 2006 was $305,107 and $318,783, respectively.

Note 4 - Operating Leases (Continued)

A summary of future minimum lease payments is as follows:

Years Ending December 31	Amount
2008	$ 451,715
2009	469,550
2010	470,390
2011	426,439
2012	401,264
2013 and thereafter	1,043,286
Total	$ 3,262,644

Note 5 - Related Party Transactions

The Company received $768,931 and $563,850 in management fees from companies under common ownership during the years ended December 31, 2007 and 2006, respectively. The management fees are mutually agreed upon on an annual basis and include employee compensation and benefits, occupancy costs, overhead, and other management services provided by the Company.

The Company also received $989,528 and $885,685 in trading desk commissions from a company under common ownership during the years ended December 31, 2007 and 2006, respectively. The trading desk commissions arise when the Company brokers a mortgage arrangement for the related company.

Note 6 - Employee Benefit Plan

401(k) Plan - The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. The Company's contribution to the plan totaled $309,114 and $154,440 for the years ended December 31, 2007 and 2006, respectively.

Note 7 - Net Capital Requirements

The Company is subject to Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c 3-1) which requires the maintenance of minimum capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $1,834,269 and $1,834,050, respectively, and its aggregate indebtedness to net capital ratio was 0.93 and 0.60 to 1 at December 31, 2007 and 2006, respectively.

Additional Information

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report on Additional Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Lancaster Pollard & Company

We have audited the accompanying financial statements of Lancaster Pollard & Company (a wholly owned subsidiary of Lancaster Pollard Holdings, Inc.) as of and for the years ended December 31, 2007 and 2006 and have issued our report thereon dated February 15, 2008. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

February 15, 2008

Lancaster Pollard & Company

Schedule I - Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission

	2007	2006
Net Capital - Total stockholder's equity	$ 2,535,156	$ 2,481,297
Deductions:		
Nonallowable assets:		
Accounts receivable - Trade greater than 30 days	58,625	77,793
Accounts receivable - Due from related parties	36,951	58,672
Property and equipment	347,278	353,607
Haircut on securities	227,847	133,978
Other assets	30,186	23,197
Net Capital	1,834,269	1,834,050
Minimum Net Capital Requirement	100,000	100,000
Excess Net Capital	**$ 1,734,269**	**$ 1,734,050**
Excess Net Capital 1000%	**$ 1,664,352**	**$ 1,723,986**
Total Aggregate Indebtedness Net of Subordinate Debt	**$ 1,699,170**	**$ 1,100,645**
Ratio of Aggregate Indebtedness to Net Capital	**0.93**	**0.60**

Note: There are no differences between audited net capital above and net capital as reported on the FOCUS Report and as reported on Form X-17A-5, Part IIA.

Schedule II - Claim for Exemption Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2007 and 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2007 and 2006.

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Lancaster Pollard & Company

In planning and performing our audit of the financial statements of Lancaster Pollard & Company for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Lancaster Pollard & Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons
2) Recording of differences required by Rule 17a-13
3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Lancaster Pollard & Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Lancaster Pollard & Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Lancaster Pollard & Company

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on procedures performed, we believe that Lancaster Pollard & Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the stockholder, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Plante & Moran, PLLC

February 15, 2008

END